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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------
                                  SCHEDULE 13G

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)
                                   -----------
                               (AMENDMENT NO. 3)*

                           AVERY COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

         COMMON STOCK,                                   053605 10 1
   PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
(TITLE OF CLASS OF SECURITIES)                          (CUSIP NUMBER)

                                DECEMBER 31, 1999
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ]  RULE 13D-1(B)
[ ]  RULE 13D-1(C)
[X]  RULE 13D-1(D)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages
                                Page 1 of 4 Pages


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NY2:\886630\01\46351.0001

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No.                053605 10 1                            13G                                            Page 2 of 4
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 Spencer L. Brown
                          I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*                                    (a) / /
                                                                                                                (b) /X/
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               CITIZENSHIP OR PLACE OF ORGANIZATION:                                       United States of America
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  5                SOLE VOTING POWER:                                            96,250
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                6                SHARED VOTING POWER:                                        1,735,938
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     7                SOLE DISPOSITIVE POWER:                                        96,250
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 8               SHARED DISPOSITIVE POWER:                                    1,735,938
----------------------    -------------------------------------------------------------------------------------------------------
         9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              1,832,188
----------------------    -------------------------------------------------------------------------------------------------------
         10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:*
                                                                                                                   / /
----------------------    -------------------------------------------------------------------------------------------------------
         11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                       19%
----------------------    -------------------------------------------------------------------------------------------------------
         12               TYPE OF REPORTING PERSON:                                                                IN
----------------------    -------------------------------------------------------------------------------------------------------

*SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 4 Pages

            This Amendment No. 3 ("Amendment No. 3") amends the Statement on
Schedule 13G (the "Schedule 13G") filed on October 13, 1999, as amended by Amendment No. 1 to Schedule 13G filed on November 23, 1999 and Amendment No. 2 to Schedule 13G filed on February 14, 2000, by and on behalf of Spencer L. Brown (the "Reporting Person"), with respect to his ownership of common stock, par value $.01 per share, of Avery Communications, Inc. This Amendment No. 3 is being filed in order to correct the number of shares that the Reporting Person has shared power to vote or direct the vote or shared power to dispose or direct the disposition of as of December 31, 1999. All information from the Schedule 13G, as previously amended, remains unchanged, except for Item 4 as set forth below.

ITEM 4. OWNERSHIP

           (a)-(c) See the responses to Items 6, 8 and 11 on page 2 hereof. Of the 1,832,188 shares reported as being beneficially owned by the Reporting Person, 1,735,938 are owned directly by Franklin Capital Corporation. The Reporting Person may be deemed to beneficially own the shares directly owned by Franklin, but hereby disclaims beneficial ownership of those shares.





                               Page 3 of 4 Pages

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: March 9, 2000

                                                   /s/ Spencer L. Brown
                                                   ----------------------------
                                                       Spencer L. Brown




                               Page 4 of 4 Pages